

October 23, 2012

<u>Via E-mail</u>
Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer
H. J. Heinz Company
One PPG Place
Pittsburgh, Pennsylvania 15222

      Re: H. J. Heinz Company
              Form 10-K for the Fiscal Year Ended April 29, 2012
              Filed June 15, 2012
              File No. 1-03385

Dear Mr. Winkleblack:

       We refer you to our comment letter dated September 27, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance